Mail Stop 3561
                                                              May 16, 2018

Via E-mail
Brian Jackson
Manager
Esoteric Brewing Company, LLC
3713 Charloe Ct.
Cincinnati, OH 45227

       Re:       Esoteric Brewing Company, LLC
                 Amendment No. 1 to Offering Statement on Form 1-A Filed May 15, 2018
                 File No. 024-10830

Dear Mr. Jackson:

        Our preliminary review of your amended offering statement indicates that it fails in material respects to comply with the requirements of the form. We will not perform a detailed examination of the offering statement and we will not issue comments. In this regard we note that you have not provided the financial statements required by Part F/S(b)(4) of Form 1-A.

       We will not be in a position to qualify the Form 1-A until you amend your offering statement to correct the deficiencies and address any comments we may have at that time.

       Please contact Jonathan Burr at (202) 551-5833 with any questions.


                                                              Sincerely,

                                                              /s/ James Lopez
(for)

                                                              John Reynolds
                                                              Assistant
Director
                                                              Office of
Beverages, Apparel, and
                                                              Mining
cc:    Anthony R. Robertson, Esq.
       Graydon